UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

First Century Bancorp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

31943P 10 9

(CUSIP Number)

June 18, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31943P 10 9

1.	Names of Reporting Persons: Joe E. McCart

2.	Check the Appropriate Box if a Member of a Group (1)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 950,000

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 950,000

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 950,000

10.	Check if Aggregate Amount in Row 9 Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row 9. 11.6%

12.	Type of Reporting Person: IN

CUSIP No. 31943P 10 9

Item 1(a)	Name of Issuer: First Century Bancorp.
Item 1(b)	Address of Issuer’s Principal Executive Offices: First Century Bancorp. 807 Dorsey Street Gainesville, Georgia 30501

Item 2(a)	Name of Person Filing: Joe McCart
Item 2(b)	Address of Principal Business Office, or, if none, Residence: 5719 Legends Club Circle Braselton, Georgia 30517
Item 2(c)	Citizenship United States of America
Item 2(d)	Title of Class of Securities: Common Stock
Item 2(e)	CUSIP No. 31943P 10 9

Item 3.
Not Applicable.

CUSIP No. 31943P 10 9

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	a.	Amount beneficially owned: 950,000
	b.	Percent of class: 11.6%
	c.	Number of shares as to which the person has:
		i.	Sole power to vote or to direct the vote: 950,000
		ii.	Shared power to vote or to direct the vote: N/A
		iii.	Sole power to dispose or to direct the disposition of: 950,000
		iv.	Shared power to dispose or to direct the disposition of: N/A

Item 5.
Not Applicable.

Item 6.
Not Applicable.

Item 7.
Not Applicable.

Item 8.
Not Applicable.

Item 9.
Not Applicable.

CUSIP No. 31943P 10 9

Item 10.	Certification pursuant to Rule 13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	July 27, 2010	/s/ Joe E. McCart
Joe E. McCart